SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           CONCORD MILESTONE PLUS, LP
                            (Name of Subject Company)


      SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC,
  SCM SPECIAL FUND, LLC, MACKENZIE PATTERSON FULLER, INC., ROBERT E. DIXON and
                                 C.E. PATTERSON

                                    (Bidders)

   Equity Units of Limited Partnership Interest, Each Composed of One Class A
                       Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------

Copy to:                                        Copy to:
Robert Dixon                                    Chip Patterson
Sutter Capital Management, LLC                  MacKenzie Patterson Fuller, Inc.
220 Montgomery Street, Suite 2100,              1640 School Street
San Francisco, California 94104                 Moraga, California  94556
(415) 788-1441                                  (925) 631-9100

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                 Amount of
                    Valuation*                  Filing Fee
                    -----------                 ----------
                    $3,797,000                  $446.91

* For purposes of calculating the filing fee only. Assumes the purchase of 1,518,800 of the Equity Units of Limited Partnership Interest ("Units") at a purchase price equal to $2.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $446.91
         Form or Registration Number: SC TO-T
         Filing Party: Robert Dixon
         Date Filed:  April 27, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 27, 2005 and amended May 26, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM SPECIAL FUND, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase any and all outstanding Equity Units of Limited Partnership Interest, each Composed of One Class A Interest and one Class B Interest ( each such Equity unit a "Unit") in CONCORD MILESTONE PLUS, LP (the "Partnership"), the subject company, at a purchase price equal to $2.50 per Unit, less the amount of any distributions declared or made with respect to the Units between May 26, 2005 and June 10, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. Robert E. Dixon and C.E. Patterson are named as a "bidders" herein because they are deemed to control the Purchasers, but neither is otherwise participating in the offer described in this schedule.

In the Offer, the Purchasers disclose that they may have "access" to tendered Units prior to the expiration of the Offer, by which we mean that unitholders tendering their units will be depositing them with an affiliate of the Purchasers, so under some contexts (such as the Investment Advisers Act of 1940) the Purchasers would generally be considered to have "access" to them. The Purchasers will not accept the Units tendered until the expiration of the Offer and all conditions to the Offer have been satisfied or waived. The Purchasers do not have any rights to vote such Units, to receive distributions, or otherwise, unless such Units are eventually purchased by the Purchasers under the Offer (not withdrawn prior to expiration and promptly paid for). The Purchasers' support for the capitalization rate used in determining the net asset value of the Units is simply that it is the rate the Purchasers chose. The Purchasers' experience leads them to believe it is appropriate, but as disclosed in the Offer, a different rate may be appropriate. The Purchasers believe this capitalization rate is appropriate for properties of this age that are not as competitive in their markets, as they believe the case to be here. The transfer restrictions in the Limited Partnership Agreement will not have any effect on our Offer because we will accept Units under our Offer without regard to such limitations (we will accept tendered units for payment and pay for them upon confirmation that the General Partner will recognize the change of address for distributions and correspondence on the Units).

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2005

SUTTER OPPORTUNITY FUND 3, LLC
SUTTER OPPORTUNITY FUND 3 (TE), LLC
SCM SPECIAL FUND, LLC

By:      /s/ ROBERT E. DIXON
         -----------------------------------
         Robert E. Dixon,
         Manager of Sutter Capital Management, LLC,
         Manager of each such Bidder

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ CHIP PATTERSON
         Chip Patterson, Senior Vice President

ROBERT E. DIXON

/s/ ROBERT E. DIXON
-------------------
Robert E. Dixon,

C.E. PATTERSON

/s/ C.E. PATTERSON
C.E. Patterson